EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$387	$413	$773	$744
Fixed charges excluding preferred stock dividends	65	51	126	108
Income for computation excluding interest on deposits	452	464	899	852
Interest expense excluding interest on deposits	50	36	97	79
One-third of rent expense	15	15	29	29
Preferred stock dividends	16	16	32	32
Fixed charges including preferred stock dividends	81	67	158	140
Ratio of earnings to fixed charges, excluding interest on deposits	5.62x	7.03x	5.70x	6.11x
Including Interest on Deposits
Income from continuing operations before income taxes	$387	$413	$773	$744
Fixed charges excluding preferred stock dividends	93	78	181	163
Income for computation including interest on deposits	480	491	954	907
Interest expense including interest on deposits	78	63	152	134
One-third of rent expense	15	15	29	29
Preferred stock dividends	16	16	32	32
Fixed charges including preferred stock dividends	109	94	213	195
Ratio of earnings to fixed charges, including interest on deposits	4.42x	5.26x	4.48x	4.65x